UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE SPECTRANETICS CORPORATION
(Name of Subject Company)

THE SPECTRANETICS CORPORATION
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84760C107
(CUSIP Number of Class of Securities)

Paul Gardon
General Counsel
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, Colorado 80921
719-447-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Minh Van Ngo
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition (the “Acquisition”) of The Spectranetics Corporation, a Delaware corporation (the “Company” or “Spectranetics”), by Philips Holding USA Inc., a Delaware corporation (“Parent”), and Healthtech Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated June 27, 2017 (the “MergerAgreement”), among the Company, Merger Sub and Parent.

●	Exhibit 99.1: Press Release, dated June 28, 2017
●	Exhibit 99.2: Scott Drake’s letter to Vascular Intervention Commercial Sales Force dated June 28, 2017
●	Exhibit 99.3: Scott Drake’s letter to Lead Management Commercial Sales Force dated June 28, 2017
●	Exhibit 99.4: Scott Drake’s letter to International Commercial Sales Force Teammates dated June 28, 2017
●	Exhibit 99.5: Scott Drake’s letter to Teammates dated June 28, 2017
●	Exhibit 99.6: Scott Drake’s letter to Suppliers dated June 28, 2017
●	Exhibit 99.7: Scott Drake’s letter to Physicians and Technicians dated June 28, 2017
●	Exhibit 99.8: Scott Drake’s letter to Business Partners dated June 28, 2017
●	Exhibit 99.9: Scott Drake’s letter to Customers dated June 28, 2017
●	Exhibit 99.10: Message from Philips to Teammates dated June 28, 2017

Important Information

The tender offer for the outstanding shares of Spectranetics has not yet commenced.  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Merger Sub will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Merger Sub will file tender offer materials on Schedule TO, and Spectranetics thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE FRESH MARKET ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE FRESH MARKET SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements in addition to historical information. Spectranetics uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings to identify such forward-looking statements. All statements that address activities, events or developments that Spectranetics intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as Spectranetics’ industry, business strategy, goals and expectations concerning Spectranetics’ market position, future operations, future performance or results, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.  The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Spectranetics’ stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Spectranetics will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Spectranetics to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) the effect of the announcement or pendency of the proposed transaction on Spectranetics’ ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from Spectranetics’ ongoing business operations; (x) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xi) other factors as set forth from time to time in Spectranetics’ filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2016 and any subsequent Form 10-Qs.  Any forward-looking statement made by Spectranetics in this communication speaks only as of the date hereof. Factors or events that could cause Spectranetics’ actual results to differ may emerge from time to time, and it is not possible for Spectranetics to predict all of them. Spectranetics undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.